AMENDMENT NO. 2 TO MEMORANDUM OF UNDERSTANDING

This Amendment No. 2 (this “Amendment”) to that certain Memorandum of Understanding, dated as of August 4, 2023, as amended August 31, 2023 (the “MoU”), by and between Renesas Electronics Corporation, a Japanese corporation (“Parent”) and Sequans Communications S.A., a société anonyme organized under the laws of France (the “Company”), is made and entered into as of December 4, 2023 by and between Parent and the Company. All capitalized terms that are used in this Amendment but not defined herein shall have the respective meanings ascribed thereto in the MoU.

WHEREAS, Parent and the Company wish to amend a provision of the MoU as provided herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.Amendment to Section 9.2(e). Section 9.2(e) of the MoU is hereby amended and restated in its entirety to read as follows:

“(e) if on or prior to January 9, 2024 (the “Ruling Date”), Parent has not received either an Adverse Japan Tax Ruling or Confirmatory Japanese Tax Ruling; provided, that the right to terminate this MoU pursuant to this Section 9.2(e) shall not be available to either Party if Parent receives a Confirmatory Japanese Tax Ruling following the Ruling Date and neither Party has terminated pursuant to this Section 9.2(e); or”

2.     MoU References. The parties hereto hereby agree that all references to the “MoU” set forth in the MoU (including, without limitation, in the representations and warranties of the parties set forth therein) shall be deemed to be references to the MoU as amended by this Amendment.

3.    Full Force and Effect. Except as expressly amended or modified hereby, the MoU and the agreements, documents, instruments and certificates among the parties hereto as contemplated by, or referred to, in the MoU shall remain in full force and effect without any amendment or other modification thereto.

4.     Miscellaneous. Sections 10.6, 10.13 and 10.17 of the MoU shall apply to this Amendment mutatis mutandis.

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IN WITNESS WHEREOF, Parent and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A.

By:
Name: Georges Karam
Title: Chief Executive Officer

RENESAS ELECTRONICS CORPORATION

By:
Name: Takahiro Homma
Title: Vice President and General Counsel